Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Names Cameron Fowler Group Head, Canadian Personal & Commercial Banking

TORONTO, January 31, 2014 – BMO Financial Group today announced that Cameron Fowler is appointed Group Head, Canadian Personal & Commercial Banking.

He will be accountable for the overall business results of the Canadian Personal and Commercial Banking business. Previously, Mr. Fowler was Executive Vice-President, Canadian Personal & Commercial Banking, accountable for the strategic direction and performance of customer segments, physical and virtual channels and all product areas. In his new role, Mr. Fowler will report to Frank Techar, Chief Operating Officer, BMO Financial Group.

Bill Downe, Chief Executive Officer, BMO Financial Group, said, “Cam has been a key member of the bank’s management committee over the past five years and has directly contributed to the advancement of our enterprise strategy. He has been a prominent advocate of our brand and our commitment to the customer. He is well prepared to lead a talented team and to build on the current momentum in the business.”

Mr. Fowler commented, “This is a tremendous opportunity, and I am thrilled to be leading the Canadian Personal & Commercial Banking business. We have strong momentum and our 16,000 energized employees are committed to guiding our customers every day.”

A member of the BMO Financial Group Management Committee, Mr. Fowler joined BMO in 2009 as Executive Vice-President, Office of Strategic Management and Corporate Marketing. In 2010, he was appointed to his most recent role as Executive Vice-President, Canadian Personal and Commercial Banking. Prior to joining BMO, he was Managing Director and Head of Barclays Wealth International in London, England. He held various senior positions within Barclays, as well as Delano Technology Corporation and Braxton Associates/Deloitte Consulting, and he served as Policy Advisor to the Minister of Intergovernmental Affairs, Government of Ontario.

Raised in London, ON, Mr. Fowler is chair of the advisory council for the Greening Canada Fund, a non-profit corporation and the first voluntary carbon emissions reduction fund aimed exclusively at large Canadian corporations. He is also co-chair of Greening Greater Toronto and serves on the Civic Action Steering Committee. Mr. Fowler is chair of the board of directors of Moneris Solutions and is active in several charities, including United Way.

In 2010, Mr. Fowler was named one of Canada’s Top 40 Under 40. He has a BA (Honours) from Queen’s University and received his MBA from the London Business School at the University of London.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $537 billion as at October 31, 2013, and more than 45,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For Media Relations Enquiries:

Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOMedia